EXHIBIT 21.1
Subsidiaries of Maxwell Technologies, Inc.

ENTITY	STATE/COUNTRY OF INCORPORATION
Maxwell Technologies SA	Switzerland
Maxwell Technologies Systems Division, Inc.	California
I-Bus/Phoenix, Inc.	California
Maxwell Holding GmbH (formerly I-Bus/Phoenix, GmbH)	Germany
MML Acquisition, Inc.	Delaware
Maxwell Technologies GmbH	Germany
Maxwell Technologies Korea Co., Ltd	Korea
Maxwell Technologies Hong Kong Ltd	Hong Kong
Maxwell Technologies Shanghai Trading Co., Ltd	PRC, Shanghai, Pudong
Maxwell Technologies Shenzhen Trading Co., Ltd	PRC, Shenzhen, Longgang